Exhibit 99.1

LAVA THERAPEUTICS PROVIDES UPDATES ON CLINICAL PROGRAMS AND EXTENDS THE CASH RUNWAY

●	LAVA-1207 for the treatment of prostate cancer will continue as the lead program
●	LAVA-051 Phase 1/2a clinical trial will be discontinued
●	Associated cost savings and initiatives are expected to extend the cash runway further into 2026

Utrecht, The Netherlands, and Philadelphia, USA – June 14, 2023 – LAVA Therapeutics N.V. (Nasdaq: LVTX), a clinical-stage immuno-oncology company focused on developing its proprietary Gammabody® platform of bispecific gamma-delta T cell engagers, today announced its decision to rationalize its pipeline and prioritize its lead solid tumor program. The Company will continue to advance LAVA-1207, its Gammabody program designed to target the prostate-specific membrane antigen (PSMA) as well as earlier stage programs. The ongoing clinical trial of LAVA-051 targeting CD1d expressing hematological tumors, including multiple myeloma (MM), chronic lymphocytic leukemia (CLL), and acute myeloid leukemia (AML) will be discontinued (NCT04887259).

LAVA-051 was being evaluated in an open-label, muti-center Phase 1/2a clinical trial in patients with relapsed or refractory CLL and MM to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity, and preliminary anti-tumor activity of LAVA-051. The decision to discontinue LAVA-051’s clinical trial follows a recent review of the competitive landscape that has continued to evolve. The decision is not due to safety concerns.

“We started this trial to investigate the potential for a bispecific gamma-delta T cell engager to help patients with hematological malignancies. We are pleased the trial data to date showed a favorable safety profile, gamma delta T cell activation, and early signals of potential anti-tumor activity in CLL and MM,” said Steve Hurly, chief executive officer at LAVA. “However, there have been significant advancements in the treatment of multiple myeloma and chronic lymphocytic leukemia. As a result, we have decided to discontinue this trial and focus our resources on LAVA-1207, partnered programs, and our pipeline. This is a decision to prioritize our programs with the greatest potential to benefit patients. We are grateful to the patients, their families, and the investigators who participated in the trial and contributed to this research on the Gammabody platform. We garnered a lot of knowledge from this trial and are resolute in our commitment to apply these learnings to the Gammabody platform, to contribute to the development of immuno-oncology products to treat patients with cancer in areas of unmet need.”

LAVA-1207 is a Gammabody designed to target the prostate-specific membrane antigen (PSMA) to trigger the potent and preferential killing of PSMA-positive tumor cells in patients with metastatic castration-resistant prostate cancer (mCRPC). The ongoing Phase 1/2a study of LAVA-1207 in patients with therapy refractory mCRPC has thus far demonstrated a favorable safety profile as well as preliminary signs of anti-tumor activity with disease stabilization and PSA reduction during dose escalation in this heavily pretreated patient population.

Dr. Charles Morris, LAVA’s Chief Medical Officer, added, “We are excited about the potential for LAVA-1207 in patients with mCRPC. Immunotherapies have yet to firmly establish a role in the treatment of mCRPC and there is a clear unmet need for new therapies in patients who have progressed on currently approved treatments. Enrollment in our Phase 1/2a study of LAVA-1207 has been encouraging and we remain optimistic about the potential for the Gammabody platform.”

The Company expects that the discontinuation of this LAVA-051 trial and its focus on the LAVA-1207 program will result in cost savings that will extend its cash runway further into 2026.

About LAVA Therapeutics

LAVA Therapeutics N.V. is a clinical-stage immuno-oncology company focused on developing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma-delta T cell engagers for the potential treatment of solid and hematologic malignancies. The Company utilizes bispecific antibodies engineered to selectively kill cancer cells by triggering Vγ9Vδ2 (Vgamma9 Vdelta2) T cell antitumor effector functions upon cross-linking to tumor-associated antigens. A Phase 1/2a dose escalation clinical study to evaluate LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC) is actively enrolling in Europe and the United States (NCT05369000). The Company’s collaborations include a license agreement with Seagen for the clinical development of SGN-EGFRd2 (LAVA-1223). For more information, please visit www.lavatherapeutics.com, and follow us on LinkedIn, Twitter, and YouTube.

LAVA’s Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the Company’s anticipated growth and clinical development plans including the timing and results of clinical trials. Words such as “anticipate,” “believe,” “could,” “will,” “may,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” “suggests” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on LAVA’s expectations and assumptions as of the date of this press release and are subject to various risks and uncertainties that may cause actual results to differ materially from these forward-looking statements. Forward-looking statements contained in this press release include but are not limited to statements about the expected safety profile of LAVA’s product candidates, the potential use of the Company’s product candidates to treat various tumor targets, the Company’s plans to discontinue its LAVA-051 trial and the ability of the Company to realize the benefits from the effect of potential costs savings on the Company’s expected cash runway. Many factors, risks, and uncertainties may cause differences between current expectations and actual results including, among other things, the timing and results of LAVA’s research and development programs and preclinical and clinical trials, the risk that results obtained in clinical trials to date may not be indicative of results obtained in ongoing or future trials, the Company’s ability to obtain regulatory approval for and commercialize its product candidates, the Company’s ability to leverage its initial programs to develop additional product candidates using our Gammabody™ platform, and the failure of LAVA’s collaborators to support or advance collaborations or LAVA’s product candidates. There may be adverse effects on the Company’s business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including as a result of inflation, rising interest rates, recent and potential future pandemics, and other health crises, hostilities between Russia and Ukraine, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures. These and other risks are described in greater detail under the caption “Risk Factors” and included in LAVA’s filings with the Securities and Exchange Commission. LAVA assumes no obligation to update any forward-looking statements contained herein to reflect any change in expectations, even as new information becomes available.

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